February 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Taylor Beech and Daniel Morris

Office of Trade & Services

Re: Dave & Buster’s Entertainment, Inc.

Form 10-K for the Fiscal Year Ended February 2, 2020

Filed April 3, 2020

Form 10-K/A for the Fiscal Year Ended February 2, 2020

Filed May 14, 2020

File No. 01-35664

Dear Messrs. Beech and Morris:

Dave & Buster’s Entertainment, Inc. (the “Company”) submits this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 28, 2021, related to the Form 10-K for the fiscal year ended February 2, 2020 of the Company, filed with the Commission on April 3, 2020, and the Form 10-K/A for the fiscal year ended February 2, 2020, filed with the Commission on May 14, 2020 (File No. 01-35664) (collectively the “Form 10-K”). For ease of reference, we have repeated the Staff’s comment below in bold and included our response immediately below such comment.

Annual Report on Form 10-K for the Fiscal Year Ended February 2, 2020

Item 15. Exhibits and Financial Statement Schedules

Fourth Amended and Restated Certificate of Incorporation, page 40

1.	We note that Article XII of your Fourth Amended and Restated Certification of Incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for “any derivative action or proceeding brought on behalf of the Corporation.” In future filings, please clearly describe the provision in your disclosure including in an exhibit filed with your Annual Report on Form 10-K pursuant to Item 601(b)(4)(vi) of Regulation S-K, and any risks or other impact on investors related to the provision. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Please also tell us, and disclose in future filings, whether this provision applies to actions arising under the Exchange Act and/or the Securities Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also disclose in future filings that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Dave & Buster’s Entertainment, Inc. • 2481 Manana Dr. • Dallas, Texas 75220-1203 • (214) 357-9588

•daveandbusters.com•

Securities and Exchange Commission

February 5, 2021

Response: The Company acknowledges the Staff’s comment and will incorporate in future filings the disclosure set forth below. The Company will include in its future filings an exhibit complying with S-K Item 601(b)(4)(vi).

Our fourth amended and restated certificate of incorporation, which was effective June 9, 2017, designates specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a judicial forum of their choice for disputes with us.

Our fourth amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;
•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to our company or our stockholders;
•	any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or
•	any action asserting a claim arising pursuant to any provision of our certificate of incorporation or bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine.

The choice of forum provision in our certificate of incorporation does not waive our compliance with our obligations under the federal securities laws and the rules and regulations thereunder. Moreover, the provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or by the Securities Act.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts with respect to suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain claims under the Securities Act.

Securities and Exchange Commission

February 5, 2021

While the Delaware courts have determined that choice of forum provisions of the type included in our certificate of incorporation are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in our exclusive forum provision. In such instance, to the extent applicable, we would expect to vigorously assert the validity and enforceability of our exclusive forum provision. This may require additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Our exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum of such stockholders’ choice for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. If a court were to find our exclusive forum provision either to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, all of which may increase our costs of litigation.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (972) 813-1151.

Sincerely,

DAVE & BUSTER’S ENTERTAINMENT, INC

/s/ Scott J. Bowman
Name: Scott J. Bowman
Title: Chief Financial Officer